

Anya Emerson (She/Her) · 3rd

Co-Founder, COO, and Board President, Mightly, Inc.; Angel Investor & Attorney at Law

San Francisco Bay Area · Contact info

458 connections

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Mightly

Columbia University School of Law

About

Anya Emerson is a Stanford, Columbia, and Oxford educated attorney who spent a decade in legal aid services fighting for women's economic empowerment while also developing various start-up business affiliations in both New York and California. Anya has been involved in retail consumer and ecommerce businesses for over twenty years as an investor and advisor, including in both children's apparel and venture-backed start-ups. A ...see more

Featured

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A LIST OF AFFORDABLE SUSTAINABLE KID'S CLOTHING BRANDS
MIGHTLY

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Activity

461 followers

Anya Emerson commented on a post · 2d

Congrats!

13

5 comments

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Experience

Co-Founder, COO, and President of the Board
Mightly · Full-time
Jan 2019 - Present · 3 yrs 8 mos
Oakland, CA

Mightly is a direct-to-consumer sustainable children's wear brand, targeting the more than 30 million GenX and Millennial moms who want to buy from brands that share their values. All Mightly p ...see more

Attorney At Law
Law Offices of Anya Emerson
Oct 2018 - Present · 3 yrs 11 mos
Oakland, CA

Staff Attorney
Family Violence Appellate Project · Full-time
Jan 2017 - Oct 2018 · 1 yr 10 mos
Oakland, CA

Ms. Emerson previously worked as a Staff Attorney at The Family Violence Appellate Project ("FVAP"), the only nonprofit organization in California dedicated to representing domestic violence surv ...see more

Staff Attorney
First District Appellate Project · Full-time
Jan 2013 - Jan 2017 · 4 yrs 1 mo
San Francisco Bay Area

Ms. Emerson worked as a Staff Attorney at the First District Appellate Project, where she helped managed FDAP's Dependency Panel and represented parents and children in juvenile depenc ...see more

Staff Attorney
New York Legal Assistance Group · Full-time
2008 - Sep 2012 · 4 yrs 9 mos
New York, United States

Ms. Emerson was an Equal Justice Works Fellow and Staff Attorney at the New York Legal Assistance Group's Family Law Unit and Appellate Representation Project, representing indigent women ...see more

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Education

Columbia Law School
Doctor of Law (J.D.)
2004 - 2007

University of Oxford

Master's degree, History
1998 - 2000

Stanford University
Bachelor of Arts (B.A.), History
1997 - 1999

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Licenses & certifications

Attorney
State Bar of California

Attorney
New York State Bar Association

Skills

Small Business Management

Legal Writing
5 endorsements

Civil Litigation
3 endorsements

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Honors & awards

2018 CLAY Award, California Lawyer of the Year - Family Law
Mar 2018
Associated with Family Violence Appellate Project

Languages

English

Spanish

Organizations

Park Day School Risk & Audit Committee
Board Member · Jun 2019 - Present
Associated with Law Offices of Anya Emerson

Family Violence Appellate Project
Dependency Advisory Board Member · Sep 2018 - Present
Associated with Law Offices of Anya Emerson

Disability Rights Advocates
Advisory Board Member · Jun 2016 - Present
Associated with Law Offices of Anya Emerson

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Interests

Companies Groups Schools

YPO
189,452 followers

Channel Key LLC
1,015 followers

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